Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

May 9, 2017

CRH Announces Expiration of the Any and All Cash Tender Offer by CRH America, Inc.

CRH plc (“CRH”) today announced the expiration as of 11:59 p.m., New York time, on May 8, 2017 of the previously announced any and all cash tender offer (the “Tender Offer”) by its wholly owned subsidiary, CRH America, Inc. (“CRH America”). The terms and conditions of the Tender Offer are described in the Offer to Purchase dated May 2, 2017 (the “Offer to Purchase”), the related Letter of Transmittal and Notice of Guaranteed Delivery.

Approximately $362,130,000 in aggregate principal amount of Notes were validly tendered and accepted for purchase in the Tender Offer, as more fully set forth below:

Title of Security	CUSIP/ ISIN	Principal Amount Tendered	Percent of Amount Outstanding Tendered
8.125% Notes due 2018	12626PAJ2/US12626PAJ21	$362,130,000	55.71%

CRH America expects to pay for all Notes validly tendered and accepted for purchase on May 11, 2017.

Citigroup, HSBC, NatWest Markets and Wells Fargo Securities served as dealer managers for the Tender Offer, and D.F. King & Co., Inc. served as the information and tender agent.

Capitalized terms used but not otherwise defined in this announcement have the meanings given to them in the Offer to Purchase.

DISCLOSURE NOTICE: Some statements in this news release may constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases. Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:

Citigroup Dealer Manager Tel.: +44 20 7986 8969 (Europe) Tel: +1 (800) 558-3745 (US toll-free) Tel: +1 (212) 723-6106 (US collect)	HSBC Dealer Manager Tel: (888) HSBC-4LM (toll free) Tel: (212) 525-5552 (collect) Tel: +44 (0) 20 7992 6237 (Europe)	NatWest Markets Dealer Manager Tel: (203) 897-2963 (collect)	Wells Fargo Securities Dealer Manager Tel: (704) 410-4760 (collect) Tel: (866) 309-6316 (toll free)

CRH plc Investor Relations Frank Heisterkamp Head of Investor Relations fheisterkamp@crh.com +353 1 404 1180